UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 144

                    NOTICE OF PROPOSED SALE OF SECURITIES
            PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933



1(a) NAME OF ISSUER (Please type or print)

     Remington Oil and Gas Corporation

(b)  IRS IDENT. NO.

     75-2369148

(c)  S.E.C. FILE NO.

     1-11516

1(d) ADDRESS OF ISSUER (Street, City, State, Zip Code)

     8201 Preston Road, Suite 600
     Dallas, TX  75225-6211

(e)  TELEPHONE NO.

     (214) 210-2650

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

     JRS Properties L.P.

(b)  SOCIAL SECURITY NO. OR IRS IDENT. NO.

     82-0485383

(c)  RELATIONSHIP TO ISSUER

     10% Owner

(d)  ADDRESS (Street, City, State, Zip Code)

     999 Main Street, Suite 1300
     Boise, ID  83702

3(a) TITLE OF THE CLASS OF SECURITIES TO BE SOLD

     Common

(b)  NAME AND ADDRESS OF EACH BROKER THROUGH WHOM THE SECURITIES
     ARE TO BE OFFERED OR EACH MARKET MAKER WHO IS ACQUIRING
     THE SECURITIES

     Banc of America Securities LLC
     9 West 57th Street
     New York, NY  10019

SEC USE ONLY
------------
BROKER-DEALER
FILE NUMBER

(c)  NUMBER OF SHARES OR OTHER UNITS TO BE SOLD (SEE INSTR. 3(c))

     550,000*

(d)  AGGREGATE MARKET VALUE (SEE INSTR. 3(d))

      approx. $10,450,000

(e)  NUMBER OF SHARES OR OTHER UNITS OUTSTANDING
(SEE INSTR. 3(e))

     26,234,491

(f)  APPROXIMATE DATE OF SALE (SEE INSTR. 3(f)) (MO DAY YR.)

     February 20, 2003

(g)  NAME OF EACH SECURITIES EXCHANGE (SEE INSTR. 3(g))
     NYSE

REMARKS: *These shares are subject to a variable share forward sale contract.

                                     -1-
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                       TABLE I - SECURITIES TO BE SOLD

   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:


TITLE OF THE CLASS

Common

DATE YOU ACQUIRED

1986-1990

NATURE OF ACQUISITION TRANSACTION

Free stock acquired in the open market

NAME OF PERSON FROM WHOM ACQUIRED (IF GIFT, ALSO GIVE DATE DONOR
ACQUIRED)

Directly from the Issuer (see address above)

AMOUNT OF SECURITIES ACQUIRED

2,692,900

DATE OF PAYMENT

1986-1990

NATURE OF PAYMENT

Cash

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             TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

          Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


NAME AND ADDRESS OF SELLER

J.R. Simplot Self Declaration of Revocable Trust
999 Main Street, Suite 1300
Boise, ID  83702

TITLE OF SECURITIES SOLD

Remington Oil and Gas Corporation Common Stock

DATE OF SALE      AMOUNT OF SECURITIES SOLD  GROSS PROCEEDS
2/11/03                    10,000              $195,400
2/12/03                    10,000               196,668
2/13/03                    10,000               196,212

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

Date Of Notice:  February 20, 2003

                                    JRS PROPERTIES, L.P.

                              	By  /s/ Ronald N. Graves
                                      ____________________________
                                       Ronald N. Graves
                                       Authorized Agent

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